EXHIBIT (A)(15)


                                                           September 23, 1998


 FOR IMMEDIATE RELEASE

           ALBERTSON'S, INC. REACHES AGREEMENT WITH FTC ON ACQUISITION
                     OF BUTTREY FOOD AND DRUG STORES COMPANY

     Albertson's, Inc. (NYSE:ABS) announced today that, pursuant to an agreement with the Federal Trade Commission (FTC), the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the acquisition of Buttrey Food and Drug Stores Company (NASDAQ:BTRY) by Locomotive Acquisition Corp., a wholly owned subsidiary of Albertson's, has been terminated and Albertson's is now permitted to complete its purchase of Buttrey.

     Albertson's also announced that it does not expect to further extend Locomotive Acquisition Corp.'s outstanding tender offer for all of the issued and outstanding shares of common stock of Buttrey at $15.50 per share net to the seller in cash. Albertson's anticipates that all of the Buttrey shares validly tendered and not withdrawn at the expiration of the tender offer at 12:00 midnight New York City time on September 30, 1998, will be accepted.

     Gary Michael, chairman of the board and chief executive officer of Albertson's said, "We are pleased to reach this important stage of the acquisition process and appreciate the patience demonstrated by the employees and the communities during this lengthy process. We look forward to operating the newly acquired stores and to working with the excellent employees which will enable us to better serve the consumer."

     Albertson's, Inc. is one of the largest retail food-drug chains in the United States. The Boise, Idaho based company currently operates 936 retail stores in 24 Western, Midwestern and Southern states.

                                 **********


 CONTACT:
 Albertson's, Inc., Boise, Idaho
 Investor Relations
     A. Craig Olson      208/395-6284
     Renee Bergquist     208/395-6622
 News Media              208/395-6392
     Mike Read
     Jenny Enochson